curiouser.ai

RE-DISCOVER YOURSELF

Curiouser.AI Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Year Ended December 31, 2025

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Curiouser.AI Inc. Management

We have reviewed the accompanying financial statements of Curiouser.AI Inc. (the Company) which comprise the balance sheet as of December 31, 2025 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 24, 2026

CURIOUSER.AI INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025
ASSETS		
Current Asset:		
Cash and Cash Equivalents	$	1,628
Total Current Asset		1,628
TOTAL ASSETS	$	1,628
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	$	6,407
Loans Payable		9,224
Other Current Liabilities		1,303
Total Current Liabilities	$	16,934
TOTAL LIABILITIES		16,934
EQUITY		
Common Stock	$	96
Treasury Stock		(25)
Additional Paid-in Capital		2,198
Safe Notes		307,500
Accumulated Deficit		(325,075)
TOTAL EQUITY	$	(15,306)
TOTAL LIABILITIES AND EQUITY	$	1,628

See Accompanying Notes to these Unaudited Financial Statements

CURIOUSER.AI INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025
Revenue	$	34,114
Operating Expenses		
Research and Development		9,687
General and Administrative		16,919
Total Operating Expenses		**26,606**
Total Income (Loss) from Operations	$	**7,508**
Other Income (Expense)		
Other Income		171
Interest Expense	$	(882)
Total Other Expense		**(711)**
Net Income	**$**	**6,797**

See Accompanying Notes to these Unaudited Financial Statements

CURIOUSER.AI INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Treasury Stock		Common Stock, net of TS		Additional Paid-in Capital	Safe Notes	Accumulated Deficit	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/2025	8,853,904	89	1,793,253	18	7,060,651	71	2,198	307,500	(334,181)	(24,412)
Prior Period Adjustment	-	-	-	-	-	-	-	-	2,309	2,309
Purchase of Treasury Stock	-	-	691,439	7	(691,439)	(7)	-	-	-	(7)
Issuance of Common Stock	720,000	7	-	-	720,000	7	-	-	-	7
Net Income	-	-	-	-	-	-	-	-	6,797	6,797
Ending balance at 12/31/25	9,573,904	96	2,484,692	25	7,089,212	71	2,198	307,500	(325,075)	(15,306)

See Accompanying Notes to these Unaudited Financial Statements

CURIOUSER AI INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025
OPERATING ACTIVITIES		
Net Income	$	6,797
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior Period Adjustment		2,309
Decrease in Accounts Payable		(17,591)
Decrease in Other Current Liabilities		(1,006)
Total Adjustments to reconcile Net Income to Net Cash used in operations:		(16,288)
Net Cash used in Operating Activities	$	(9,491)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Proceeds from:		
Loans Payable		9,224
Issuance of Common Stock		7
Repurchase of Treasury Stock		(7)
Net Cash provided by Financing Activities	$	9,224
Cash at the beginning of period		1,895
Net Cash decrease for period	$	(267)
Cash at end of period	$	1,628

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	882
Income taxes	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Curiouser.AI Inc. (the "Company") is a Delaware C-Corporation incorporated on February 2, 2023. The Company is an early-stage technology entity operating in the software-as-a-service (SaaS) and artificial intelligence industry.

The Company develops and operates an AI-based software platform focused on enhancing user decision-making and strategic thinking through structured AI-assisted questioning. The platform is positioned as a tool to support entrepreneurs and small to mid-sized businesses in improving clarity and quality of decision-making.

The Company plans to conduct a Regulation Crowdfunding (Reg CF) offering in 2026 to support continued product development, expansion of its user base, and general working capital requirements.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. The Company has incurred operating losses since inception and, despite improved operating results in the most recent year, continues to experience limited liquidity and reliance on external financing. Management's plans to address these conditions include generating future revenues through continued commercialization of its platform and raising additional capital through equity-based financing initiatives. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,628 in cash as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily through subscription-based fees for access to its AI-driven software platform. Customers generally pay subscription fees upfront at the beginning of the subscription term. The Company's primary performance obligation is to provide continuous access to its AI-based platform over the subscription period, and revenue is recognized over time as this service is delivered. The Company had no deferred revenue as of December 31, 2025, as all performance obligations related to amounts billed were satisfied within the reporting period.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses and are recognized as costs incurred.

Research and Development

Research and development expenses are recognized as costs are incurred and primarily pertain to product development cost and contracted labor costs.

Equity Based Compensation

The Company issues restricted shares of its common stock ("restricted stock") to employees and advisors under its equity incentive plan. These awards are accounted for as share-based payments in accordance with ASC 718, Compensation – Stock Compensation.

Restricted stock awards are measured at the grant-date fair value of the Company's common stock and recognized as compensation expense over the requisite service period (generally the vesting period) on a straight-line basis, net of estimated forfeitures. Upon grant, shares are issued but remain subject to forfeiture until they vest in accordance with the terms of the applicable award agreement.

Because there is no public market for the Company's common stock, the Board of Directors estimates the fair value of the common stock at each grant date based on a combination of recent equity financings with third-party investors and other relevant factors, and may use independent valuation specialists where appropriate. These estimates require significant judgment, and actual results may differ from these estimates. Equity-based compensation expense related to restricted stock awards for the year ended December 31, 2025 was immaterial to the Company's financial statements.

The following table summarizes the activity for nonvested restricted shares of common stock for the year ended December 31, 2025:

	Nonvested Shares	**Weighted Average Fair Value**
Nonvested shares, January 1, 2025	8,600,000	*
Granted	20,000	*
Vested	(1,814,212)	*
Forfeited	-	*
Nonvested shares, December 31, 2025	6,805,788	*

* The Company has not presented the weighted-average grant-date fair value per share because the related equity-based compensation expense for the period presented was immaterial.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the year ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to

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date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

During 2025, a former contractor of the Company obtained a personal loan from a third-party lender to pay off a credit card that had been used for Company-related expenditures but was held in the individual's name. Of the total loan principal of approximately 23,000, 14,514 was used to settle the balance related to Company activities and represents the portion assumed by, or to be repaid by, the Company. Although the loan is legally in the individual's name, the Company has agreed to fund the related repayments. The individual does not have any ownership interest or governance role in the Company, and accordingly the arrangement is not considered a related-party transaction. Management determined that this arrangement represents financing of Company obligations and therefore accounts for the related balance as a Company liability rather than as an off-balance-sheet commitment.

As of December 31, 2025, the outstanding balance related to this obligation was 9,224 and is presented as a current liability in the balance sheet.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

During 2023–2025, the Company issued shares of common stock to founders, investors, employees, and advisors. All such shares were legally issued and outstanding as of the applicable grant dates. Certain employee and advisor shares are subject to service-based vesting schedules, which generally provide for vesting over four years, either with no cliff or with a short initial cliff period for certain awards, and are subject to the Company's contractual repurchase rights if service terminates before vesting.

Under the applicable stock purchase and award agreements, any unvested shares held by an employee or advisor at the time of termination are subject to the Company's right to repurchase, which is typically exercisable within 60 days after the exit date at the lower of the original issue price or the then-current fair value, as determined by the Board of Directors. Vested shares are not subject to repurchase and remain outstanding.

As of December 31, 2025, a total of 9,573,904 common shares were issued. Of these, 2,484,692 shares were held in treasury, resulting in 7,089,212 common shares outstanding.

Simple Agreements for Future Equity (SAFE)

During 2023 and 2024, the Company issued SAFEs totaling $307,500. Under these agreements, investors provided funding in exchange for the right to receive shares of the Company's capital stock upon the occurrence of specified future events, such as an equity financing, liquidity event, or dissolution. The number of shares issuable upon conversion is determined based on the terms outlined in the respective SAFE agreements. No additional SAFEs were issued during 2025, and the outstanding SAFE balance remained at $307,500 as of December 31, 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 24, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.